August 16, 2013

Securities and Exchange Commission

100 F Street, N.W

Washington, DC 20549-1004

ATTN:	Document Control - EDGAR

RE:     Post-Effective Amendment No. 24 on Form N-4

        RiverSource Life Insurance Company

on behalf of RiverSource Variable Annuity Account

        File Nos. 333-139759 and 811-7195

        RiverSource AccessChoice Select Variable Annuity

        RiverSource FlexChoice Select Variable Annuity

        Evergreen Pathways Select Variable Annuity

        Wells Fargo Advantage ChoiceSelect Variable Annuity

Dear Mr. Cowan:

On behalf of RiverSource Variable Annuity Account (“Registrant”), RiverSource Life Insurance Company (“Company”) is filing electronically Registrant’s Post-Effective Amendment No. 24 (“Amendment No. 24”) on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 (“1933 Act”).

The purpose of this filing is to supplement prospectuses for RiverSource AccessChoice Select Variable Annuity, RiverSource FlexChoice Select Variable Annuity, Evergreen Pathways Select Variable Annuity and Wells Fargo Advantage ChoiceSelect Variable Annuity.

This supplement includes the following changes to the existing prospectuses:

•	Four new investment options will be available under certain optional living benefit riders,

•	Changes to rider fees for certain optional living benefit riders, including charging a different fee depending on the funds in which the contract value is allocated,

•

Changes to rider fees for the Accumulation Protector Benefit rider upon elective step up or elective spousal continuation step up, including charging a different fee depending on the funds to which the contract value is allocated, and

•	Other non-material changes.

Prospectuses and Statement of Additional Information for the above referenced variable annuities are incorporated by reference into this Amendment No.24.

Registrant intends this filing to serve as a Template Filing for the following variable annuity contracts that will incorporate the same changes:

Product Name	1933 Act #	1940Act #	Registrant Name	Life Insurance Company Name
RiverSource® Builder Select Variable Annuity	333-139762	811-7195	RiverSource Variable Annuity Account	RiverSource Life Insurance Company

RiverSource® Signature One Select Variable Annuity	333-139762	811-7195	RiverSource Variable Annuity Account	RiverSource Life Insurance Company

RiverSource® Innovations Select Variable Annuity	333-139763	811-7195	RiverSource Variable Annuity Account	RiverSource Life Insurance Company

RiverSource® Endeavor Select Variable Annuity	333-139763	811-7195	RiverSource Variable Annuity Account	RiverSource Life Insurance Company

Evergreen New Solutions Select Variable Annuity	333-139763	811-7195	RiverSource Variable Annuity Account	RiverSource Life Insurance Company

RiverSource® Innovations Classic Select Variable Annuity	333-139763	811-7195	RiverSource Variable Annuity Account	RiverSource Life Insurance Company

Wells Fargo Advantage Select Variable Annuity	333-139763	811-7195	RiverSource Variable Annuity Account	RiverSource Life Insurance Company

RiverSource® Signature Select Variable Annuity	333-139760	811-7195	RiverSource Variable Annuity Account	RiverSource Life Insurance Company

RiverSource FlexChoice Select Variable Annuity	333-144422	811-07511	RiverSource of New York Variable Annuity Account 2	RiverSource Life Insurance Co. of New York

RiverSource Innovations Select Variable Annuity	333-139764	811-07511	RiverSource of New York Variable Annuity Account 2	RiverSource Life Insurance Co. of New York

RiverSource Endeavor Select Variable Annuity	333-139764	811-07511	RiverSource of New York Variable Annuity Account 2	RiverSource Life Insurance Co. of New York

Registrant will submit a request in accordance with Rule 485(b)(1)(vii) under 1933 Act, under separate cover.

If there is anything I can do to expedite review of the enclosed Amendment No. 24 or if you have any questions regarding this filing, please contact me at (612) 671-8056 or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/ Timothy D. Crawford
Timothy D. Crawford
Attorney in Fact